Exhibit 99.1

Vipshop Responds to Recent Allegations

GUANGZHOU, China, May 28, 2013 — Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop” or the “Company”), China’s leading online discount retailer for brands, today issued the following statement in response to recent allegations made by short sellers. Vipshop believes that these allegations contain numerous errors, unsupported speculation and a general misunderstanding of the Company’s business model. The Company would like to clarify certain key errors contained in the allegations.

User Traffic Data:

The allegations stipulate that user traffic, as measured by Alexa, does not match with the data provided by the Company.  Alexa tracks internet traffic through browser based tool-bar plug-ins, but many Chinese internet users do not have Alexa plug-ins on their computers.  Therefore, Alexa’s user traffic data cited in the allegations under-estimate Vipshop.com’s actual user traffic, which has grown rapidly.

Revenue Growth:

The allegations question the Company’s rapid growth without the number of website visitors increasing.  This conclusion is very misleading in that it failed to take into account the Company’s actual user traffic growth as well as other factors in the Company’s operation that drive business growth, including growth in total active customers and increase in the average order size, which was in turn due to the Company’s continued efforts to optimize brand and product selection, increase the number of sales events and increase the number of SKUs available on the Company’s website, all in an effort to enhance customer experience.

Fulfillment Expenses:

The allegations challenge the Company’s decreased fulfillment expenses as a percentage of total revenues despite its opening of new regional logistics centers.  All these logistics centers are leased and the related expenses have been recognized in fulfillment expenses.  In addition, the Company continued to shift more fulfillment needs to quality regional and local couriers, which generally have lower average delivery charges than national delivery companies.  The above factors coupled with the Company’s improved operational efficiency have led to the decrease in the fulfillment expenses as a percentage of total revenues.

Certain Other Claims:

The allegations stipulate that the Company did not fully disclose related party transactions.  The Company has made explicit and transparent disclosures in the relevant filings with the SEC, including disclosure of related party transactions on pages 82, 83, F-34 and F-35 of the Company’s annual report on Form 20-F for year 2012.  The allegations also speculate that the Company’s appearance at recent investor conferences is related to a potential follow-on offering in the near future.  The Company clarifies that it is attending investor conferences and meeting with investors in the ordinary course of its business consistent with past practice.

Vipshop is dedicated to continuing open and transparent communications with investors, analysts and the public.  The Company welcomes opportunities for direct dialog with all parties that are genuinely interested in gaining a better understanding of the Company’s business model, operations, as well as the China’s online discount retail market.  Vipshop always aspires to act in the best interests of the Company and its shareholders, and reserves legal rights against any deliberately false accusations or attacks.

About Vipshop Holdings Limited

Vipshop Holdings Limited (“Vipshop” or the “Company”) is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit ir.vipshop.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Millicent Tu

Vipshop Holdings Limited

+86 (20) 2233-0732

IR@Vipshop.com

Jeremy Peruski

ICR, Inc.

+1 646-405-4866

IR@Vipshop.com